UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MATTEL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-05647	95-1567322
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Continental Boulevard, El Segundo, California		90245-5012
(Address of principal executive offices)		(Zip Code)

Mr. Dan Spitzer

Senior Vice President, Global Quality & Regulatory Compliance

(310) 252-2000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of this Form SD is publicly available on the “SEC Filings” page of Mattel’s website at http://investor.shareholder.com/mattel/sec.cfm; and the Conflict Minerals Report filed for the calendar year ended December 31, 2017 is available at http://corporate.mattel.com/about-us/2017MattelConflictMineralsReport.pdf.

Item 1.02. Exhibit.

A Conflict Minerals Report for the calendar year ended December 31, 2017 is filed herewith as Exhibit 1.01. The Conflict Minerals Report filed for the calendar year ended December 31, 2017 is also available at http://corporate.mattel.com/about-us/2017MattelConflictMineralsReport.pdf.

Section 2 – Exhibits

Item 2.01. Exhibits.

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MATTEL, INC.

Date: May 31, 2018	By:	/s/ Michael Eiola
Name: Michael Eiola
Title: Executive Vice President, Global Supply Chain